                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2008

                         Commission file number: 0-30394

                                  METALINK LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                    YAKUM BUSINESS PARK, YAKUM 60972, ISRAEL
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]      Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]      No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

The information contained in this Report on Form 6-K is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 File Nos.
333-145431, 333-104147 and 333-13806 and on Form S-8, File Nos. 333-130907,
333-121901, 333-12064, 333-88172 and 333-112755.

The following are included in this Report on Form 6-K:

1. Press release dated February 4, 2008.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         METALINK LTD.

Date: February 4, 2008                                   By: /s/ Yuval Ruhama
                                                         --------------------
                                                         Yuval Ruhama
                                                         Chief Financial Officer

Yuval Ruhama                          Mor Abraham
CFO                                   Marketing Communications Manager
Metalink Ltd.                         Metalink Ltd.
Tel: 972-9-9605395                    Tel: 972-9-9605406
Fax: 972-9-9605544                    Fax: 972-9-9605544
yuvalr@MTLK.com                       amor@MTLK.com

                 METALINK REPORTS Q4 AND FULL YEAR 2007 RESULTS

YAKUM, ISRAEL, FEBRUARY 4, 2008 - Metalink Ltd. (NASDAQ: MTLK), a global provider and developer of high-performance wireless and wireline broadband communication silicon solutions, today announced results for the fourth quarter and full year ended December 31, 2007.

FINANCIAL RESULTS

Revenues for the fourth quarter of 2007 were $1.4 million, virtually all of which derived from legacy DSL sales. This compared to $3.6 million for the fourth quarter of 2006. Net loss for the period was $8.5 million, or $(0.36) per share, compared to $3.9 million, or $(0.20) per share for the fourth quarter of
2006. Net loss for the fourth quarter of 2007 includes stock-based compensation expenses of $0.5 million.

For the twelve-month period, revenues were $10.2 million compared to $14.5 million for 2006. Net loss for the year was $24.3 million, or $(1.14) per share, compared to $16.2 million, or $(0.83) per share, for 2006. Net loss for 2007 includes stock-based compensation expenses of approximately $1.5 million.

Metalink's cash, cash equivalents, short and long-term investments as of
December 31, 2007 were $26.7 million compared to $33.2 million as of September
30, 2007.

HIGHLIGHTS FOR THE FOURTH QUARTER

     o    DESIGN-IN AT A TOP-TIER RETAIL OEM PROGRESSING - initial shipments expected in the second quarter of 2008.

     o    MULTIPLE DESIGN-IN OPPORTUNITIES AT NUMEROUS RETAIL OEMS - on the cusp of winning multiple designs, each of which represents the potential for near-term revenues.

     o    CONTINUED LEADERSHIP IN THE EMERGING VIDEO-OVER-802.11N MARKET SEGMENT
          - Set-top Boxes, Media Extenders, Digital TVs and other IPTV-related equipment.

     o    EXPANSION OF SALES AND MARKETING CAPABILITIES - top-notch sales and marketing executives have joined Metalink's management team.

COMMENTS OF MANAGEMENT

Commenting on the quarter, Metalink's CEO, Tzvika Shukhman, said, "After several years of preparation, we are now on the verge of the breakthrough we have been anticipating for our WLANPLUS 802.11n-compliant chipsets. As the market's best performing 802.11n solution - and its most suitable solution for video applications - our WLANPLUS is being sought out by vendors throughout the
Video-over-802.11n ecosystem, including top-tier OEMs, ODMs, operators and silicon partners worldwide. As Video-over-802.11n is becoming broadly adopted by both service providers as well as retail OEMs, we have been successful in leveraging our initial market penetration, achieving design-ins into retail wireless routers. We are excited by our success in penetrating a top-tier retail
OEM and expect to win additional numerous designs soon.

"As such, our business is developing in line with our plans and strategies. As we shift into sales mode, we are well-positioned to achieve the sales ramp-up expected to begin in the second half of 2008. We believe that we have the right product at the right time to make it happen."

METALINK'S FOURTH QUARTER 2007 CONFERENCE CALL will be broadcast "live" in listen-only mode via its website on Monday, February 4, 2008 at 9:00 AM EDT.

ABOUT METALINK

Metalink Ltd. (NASDAQ: MTLK) is a leading provider of high performance wireless and wireline broadband communication silicon solutions. Metalink's WLAN and DSL technologies are designed to enable true broadband connectivity in every home, and its products revolutionize the broadband experience by facilitating the convergence of telecommunication, networking and entertainment.

Metalink's WLANPLUS(TM) is a high-throughput, 802.11n-draft-compliant wireless
LAN technology optimized for the networked home entertainment environment.
Featuring advanced MIMO technology and full support of QoS, and operating in both 2.4GHz and 5GHz bands, WLANPLUS enables multi-room networking of multiple high-definition video streams. In addition, Metalink offers a broad range of symmetric DSL and VDSL products used by operators as a cost-effective network upgrade to support triple-play services.

Headquartered in Yakum, Israel, the company has design centers in USA (Atlanta,
GA) and Taiwan, and sales offices in USA (Atlanta, GA), South Korea, Japan,
China and Taiwan. Further information is available at http://www.MTLK.com

                                   ----------

This press release contains "forward looking" information within the meaning of the United States securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including
Metalink's Annual Report in Form F-20. Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.

                                 (TABLES FOLLOW)

                                  METALINK LTD.

                           CONSOLIDATED BALANCE SHEETS

                                                          DECEMBER 31,     DECEMBER 31,
                                                           ---------        ---------
                                                            2 0 0 7          2 0 0 6
                                                           ---------        ---------
                                                        (IN THOUSANDS, EXCEPT SHARE DATA)
                                                           --------------------------

ASSETS

CURRENT ASSETS
Cash and cash equivalents                                  $   7,291        $   4,775
Short-term investments                                        17,233           18,317
Trade accounts receivable                                        677            2,025
Other receivables                                              2,284              422
Prepaid expenses                                                 456              584
Inventories                                                    1,765            3,171
                                                           ---------        ---------
   Total current assets                                       29,706           29,294
                                                           ---------        ---------

LONG-TERM INVESTMENTS                                          2,200            5,520
                                                           ---------        ---------

SEVERANCE PAY FUND                                             2,534            1,955
                                                           ---------        ---------

PROPERTY AND EQUIPMENT, NET                                    4,182            3,517
                                                           =========        =========

   Total assets                                            $  38,622        $  40,286
                                                           =========        =========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Trade accounts payable                                     $   1,564        $   2,280
Other payables and accrued expenses                            4,979            4,058
                                                           ---------        ---------
  Total current liabilities                                    6,543            6,338
                                                           ---------        ---------

ACCRUED SEVERANCE PAY                                          3,748            3,065
                                                           ---------        ---------

SHAREHOLDERS' EQUITY
Ordinary shares of NIS 0.1 par value
   (Authorized - 50,000,000 shares, issued and
   outstanding 24,377,232 and 20,653,826 shares
   as of December 31, 2007 and December 31, 2006,
   respectively)                                                 701              614
Additional paid-in capital                                   154,703          133,119
Accumulated other comprehensive income (loss)                     48              (52)
Accumulated deficit                                         (117,236)         (92,913)
                                                           ---------        ---------
                                                              38,216           40,768
                                                           ---------        ---------
Treasury stock, at cost; 898,500 as of December
   31, 2007 and December 31, 2006                             (9,885)          (9,885)
                                                           =========        =========
   Total shareholders' equity                                 28,331           30,883
                                                           =========        =========

   Total liabilities and shareholders' equity              $  38,622        $  40,286
                                                           =========        =========

                                            METALINK LTD.

                                CONSOLIDATED STATEMENTS OF OPERATIONS

                                                    THREE MONTHS ENDED                         YEAR ENDED
                                                        DECEMBER 31,                           DECEMBER 31,
                                              --------------------------------        --------------------------------
                                                  2007                2006                2007                2006
                                              ------------        ------------        ------------        ------------
                                                        (UNAUDITED)
                                              --------------------------------        --------------------------------
                                                          (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
                                              ------------------------------------------------------------------------

Revenues                                      $      1,373        $      3,620        $     10,166        $     14,476
                                              ------------        ------------        ------------        ------------
Cost of revenues:
Costs and expenses                                     686               1,923               4,736               7,071
Royalties to the Government of Israel                   42                  94                 297                 436
                                              ------------        ------------        ------------        ------------
   Total cost of revenues                              728               2,017               5,033               7,507
                                              ============        ============        ============        ============

GROSS PROFIT                                           645               1,603               5,133               6,969
                                              ------------        ------------        ------------        ------------

Operating expenses:
Gross research and development                       8,290               4,859              25,474              20,498
Less - Royalty bearing and other grants                810                 814               2,598               2,882
                                              ------------        ------------        ------------        ------------
   Research and development, net                     7,480               4,045              22,876              17,616
                                              ------------        ------------        ------------        ------------

Selling and marketing                                1,448               1,234               5,427               4,892
General and administrative                             670                 547               2,451               1,985
                                              ------------        ------------        ------------        ------------
   Total operating expenses                          9,598               5,826              30,754              24,493
                                              ============        ============        ============        ============

OPERATING LOSS                                      (8,953)             (4,223)            (25,621)            (17,524)

Financial income, net                                  418                 309               1,298               1,304
                                              ------------        ------------        ------------        ------------

NET LOSS                                      $     (8,535)       $     (3,914)       $    (24,323)       $    (16,220)
                                              ============        ============        ============        ============

Loss per ordinary share:
Basic                                         $      (0.36)       $      (0.20)       $      (1.14)       $      (0.83)
                                              ============        ============        ============        ============

Diluted                                       $      (0.36)       $      (0.20)       $      (1.14)       $      (0.83)
                                              ============        ============        ============        ============

Shares used in computing loss per
ordinary share:
Basic                                           23,430,738          19,711,221          21,319,262          19,625,316
                                              ============        ============        ============        ============

Diluted                                         23,430,738          19,711,221          21,319,262          19,625,316
                                              ============        ============        ============        ============